UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35472 / February 18, 2025

In the Matter of:

Pearl Diver Credit Company Inc.
Pearl Diver Capital LLP
Pearl Diver Nautilus Master Fund LP
Pearl Diver Nautilus Series 2023 LP
Pearl Diver Nautilus Series 2024 LP
PDC Opportunities IX LP
PDC Opportunities VIII LP
Pearl Diver Floating Rate Global Income Master Fund

747 Third Avenue
Suite 3603
New York, New York 10017

(812-15586)

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Pearl Diver Credit Company Inc., *et al*. filed an application on June 7, 2024, and amendments to
the application on September 9, 2024, and December 16, 2024, requesting an order under section
17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies (the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On January 22, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35454). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Pearl Diver Credit Company Inc., *et al*. (File No. 812-15586) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.